BY EDGAR

May 11, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Jeffrey Riedler
Johnny Gharib

Re:	Marina Biotech, Inc.
Amendment No. 2 to Registration Statement
on Form S-1 Filed May 10, 2011
File No. 333-173108

Dear Mr. Riedler:

On behalf of our client, Marina Biotech, Inc. (the “Company”), we hereby submit this letter in response to oral comments received via telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 10, 2011 relating to Amendment No. 2 to the Registration Statement on Form S-1 that the Company filed with the Commission on May 10, 2011 (File No. 333-173108) (the “Registration Statement”).

The Company is responding to the Staff’s comments by revising the Registration Statement as set forth below. For your convenience, the Staff’s comments have been retyped herein in bold.

Comment

1.	Please amend the Registration Statement to disclose the exercise price of the Series A Warrants, or the formula that will be used to determine the exercise price.

Response

The Company has revised the Registration Statement to disclose that the Series A Warrants will have an exercise price per share that is not less than 100% of the most-recent closing bid price of the Company’s common stock on the NASDAQ Global Market immediately prior to the offering.

If you have any further questions or comments, or would like to discuss this response letter or the amended Registration Statement, please feel free to call me at (212) 326-0468.

Sincerely,

/s/ Michael T. Campoli

Michael T. Campoli

Pryor Cashman LLP